SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER
THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
|X| Check if an Application to Determine Eligibility of
a Trustee Pursuant to Section 305(b)(2)

U.S. BANK NATIONAL ASSOCIATION
(Exact name of Trustee as specified in its charter)

31-0841368
I.R.S. Employer Identification No.

800 Nicollet Mall Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

Vaneta I. Bernard
U.S. Bank National Association
One Federal Street
Boston, MA 02110
(617) 603-6413
(Name, address and telephone number of agent for service)
The National Collegiate Funding LLC
(Issuer with respect to the Securities)

Delaware	65-1177163
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

800 Boylston Street, 34th Floor, Boston, MA	02199-8157
(Address of Principal Executive Offices)	(Zip Code)

The National Collegiate Funding Student Loan Trusts
Student oan Asset Backed Notes

(Title of the Indenture Securities)

FORM T-1

Item 1.      GENERAL INFORMATION. Furnish the following information as to the Trustee.

a)	Name and address of each examining or supervising authority to which it is subject. Comptroller of the Currency Washington, D.C.

b)	Whether it is authorized to exercise corporate trust powers. Yes

Item 2.	AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation. None

Items 3-15	Items 3-15 are not applicable because to the best of the Trustee’s knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

1.	A copy of the Articles of Association of the Trustee.*

2.	A copy of the certificate of authority of the Trustee to commence business.*

3.	A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

4.	A copy of the existing bylaws of the Trustee.*

5.	A copy of each Indenture referred to in Item 4. Not applicable.

6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 99.1.

7.	Report of Condition of the Trustee as of December 31, 2005, published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 99.2.

           * Incorporated by reference to Registration Number 333-67188.

NOTE

           The answers to this statement insofar as such answers relate to what persons have been underwriters for any securities of the obligors within three years prior to the date of filing this statement, or what persons are owners of 10% or more of the voting securities of the obligors, or affiliates, are based upon information furnished to the Trustee by the obligors. While the Trustee has no reason to doubt the accuracy of any such information, it cannot accept any responsibility therefor.

SIGNATURE

           Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Boston, Commonwealth of Massachusetts on the 24th of May, 2006.

U.S. BANK NATIONAL ASSOCIATION By: /s/ Vaneta I. Bernard Vaneta I. Bernard Title: Vice President

By:   /s/ Karen R. Beard
        Karen R. Beard
        Title: Vice President